UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

                            SUPERIOR NETWORKS INC.

                                                                 SEC FILE NUMBER

                                                                    CUSIP NUMBER

 (Check One):
               [ ] Form 10-KSB  [ ] Form 20-F    [ ] Form 11-K
               [X] Form 10-QSB  [ ] Form N-SAR

For Period Ended: August 31, 2002

PART I -- REGISTRANT INFORMATION

SUPERIOR NETWORKS INC.
Full Name of Registrant


Former Name if Applicable

Suite 3670, 130 King Street West
Address of Principal Executive Office (Street and Number)

Toronto, Ontario M5X 1B1
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Following the recent change of control of the Registrant, the new management of the Registrant has encountered delays in the collection and preparation of information required for the completion of its financial statements for the quarterly period ended August 31, 2002.

The Registrant anticipates that it will have filed its quarterly report within five (5) days of the date of this filing.

PART IV-- OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Alex Goldman                                   416              368-0101
-----------------------------            -------------     -----------------
            (Name)                         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           [X] Yes                                  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ ] Yes                                  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SUPERIOR NETWORKS INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 11, 2002            By: /s/ Alex Goldman
                                      ----------------------------
                                          Alex Goldman, President